Mail Stop 3-8

      							 March 25, 2005




By Facsimile and U.S. Mail

Mr. William F. Garrett
President, Chief Executive Officer and Director
Delta Woodside Industries, Inc.
P.O. Box 6126
100 Augusta Street
Greenville, SC 29606

      Re:	Form 10-K for the year ended July 3, 2004
      	Form 10-Q for the period ended October 2, 2004
      	File No. 1-10095

Dear Mr. Garrett:

		We have reviewed your March 22nd response letter and have the following additional comment.
Form 10-K for the Year Ended July 3, 2004

Note G - Commitments and Contingencies
1. We note your response to our prior comment. Please disclose how the fee-in-lieu-of-tax transaction is reflected in your consolidated financial statements as a deferred financing lease. If the transaction is not reflected in the financial statements, disclose why and include any applicable accounting pronouncement(s) to support your conclusion. Specifically indicate in your disclosure whether there are any cash inflows and outflows between you and any entity as it relates to the IDR Bond and the lease transactions. If no cash is exchanged disclose why. If cash is exchanged, please tell us and disclose:
* The amounts, timing and nature of such cash flows (e.g. bond payment, lease payment, interest expense and/or income and fee-in-lieu-of-taxes);
* Where these amounts are reflected in your statements of financial position, earnings and cash flows; and
* The amounts of payments for the 2004, 2003 and 2002 fee-in-lieu-of-taxes in comparison to forgone property taxes.
Also, please disclose the following:
* The terms and uncertainties of the IDR Bond and property leases;
* Your basis for the right to offset the IDR Bond with the associated lease obligations as well as the related receipts and payments;
* The adjusting estimated real property tax payments if it is at least reasonably possible that you may reacquire the properties either at your election or due to external risks or uncertainties;
* Or, specifically state that you can not estimate the required adjusting estimated real property taxes payments.
Please provide us with an example of the disclosure in your response or an explanation why you believe this disclosure is not applicable to you.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 824-5664 or, Donna Di
Silvio at (202) 942-1852, or in her absence to the undersigned at
(202) 942-2823.

									Sincerely,



									Mike Moran
									Accounting Branch
Chief
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Mr. William F. Garrett
Delta Woodside Industries, Inc.
March 8, 2005
Page 1